Exhibit 99.2

AIXTRON Reports Preliminary Financial

Results For Fiscal Year 2004

Aachen, Germany – March 11, 2005 – AIXTRON AG (FSE: AIX; ISIN DE0005066203), a leading provider of equipment for compound semiconductor epitaxy, today announced preliminary unaudited financial results for fiscal year 2004, ended December 31, 2004.

Preliminary unaudited revenues for fiscal year 2004 are expected to total approximately Euro 140 million, exceeding guidance given on November 4, 2004 of expected revenues in the range of Euro 125 million to Euro 130 million. By comparison, total revenues for fiscal year 2003 totaled Euro 90.4 million. The year-over-year increase in total revenues largely results from strong order intake in the first and second quarter of 2004.

Preliminary unaudited operating income for fiscal year 2004 is expected to total approximately Euro 8 million, as compared to an operating loss of Euro 26.6 million in fiscal year 2003.

Preliminary unaudited net income for fiscal year 2004 is expected to total approximately Euro 7 million, exceeding guidance given on November 4, 2004 of expected net income in the range of Euro 3 million to Euro 4 million (excluding the impact of merger-related effects). By comparison, AIXTRON incurred a net loss for fiscal year 2003 of Euro 17.8 million. Net income for fiscal year 2004 includes merger-related effects amounting to approximately Euro 2 million, principally related to taxation benefits from the acquisition of Genus.

AIXTRON expects to publish complete audited financial results for the fourth quarter and fiscal year 2004 by the end of March 2005.

About AIXTRON

AIXTRON AG (FSE: AIX; ISIN DE0005066203) is a leading provider of equipment for compound semiconductor epitaxy. The Company’s products are used by a diverse range of customers worldwide to manufacture advanced semiconductor components such as HBTs, PHEMTs, MESFETs, Lasers, LEDs, Detectors, and VCSELs used in fiber optic communication systems, wireless and mobile telephony applications, optical storage devices, illumination, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed in the Prime Standard market segment of the Frankfurt Stock Exchange and are included both in the TecDAX index and the MSCI World Index. More information about AIXTRON can be found on the Web at www.aixtron.com.

Contact:

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which metal-organic chemical vapor deposition, or MOCVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.

Certain Participants

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above.